EXHIBIT 99.1

Endeavour Silver provides a Q2 2024 construction progress update on Terronera; the surface construction progress has reached 77% completion

VANCOUVER, British Columbia, July 24, 2024 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. ("Endeavour" or the "Company") (NYSE: EXK; TSX: EDR) is pleased to provide a Q2 2024 construction progress update for its Terronera Project in Jalisco state, Mexico. A photo gallery presentation accompanies this news release and can be found here or on the Company website at Terronera Project Progress Photos. All dollar ($) references in this news release are United States dollars.

The Terronera project continued to make significant progress in the second quarter, as concrete and structural steel work are nearing completion on the Upper Plant Platform for areas including crushing, coarse-ore storage, grinding, flotation, and thickening. The Project remains on track for commissioning in Q4 2024 as major mechanical installations continued to advance on schedule.

"Construction is well past the halfway mark, and site activities are beginning to peak," commented Don Gray, Chief Operating Officer. "We are very pleased with the advance at the Upper Platform, which should be ready for dry commissioning in Q3 2024. We are concentrating resources on the Lower Platform to finalize earthworks and begin concrete works in early Q3. Underground mine development continues advancing in line with expectations as we accessed ore in Q2. We are extremely pleased with our Terronera team and their progress. With project completion in sight, our focus has expanded to implementing our business readiness plan as we prepare for operating Endeavour's next core asset."

Q2 2024 Construction and Development Highlights

As of June 30, 2024, site works and activities included:

  Safety – The highest workplace priority is the health and safety of our employees and contractors, with a commitment to provide the tools, training, and resources needed to identify risks and apply effective controls. Recently, underground operations increased rescue brigade participation by 40%, and two self-contained mine refuge stations were installed.
  Progress – Overall project progress (mine development and surface construction) reached 64.5% completion, with more than $204 million (1) of the project's budget spent to date. Project commitments total $260 million (1,2), 96% of the $271 million capital budget.
  Engineering – Efforts have transitioned to construction support. During the quarter, a detailed design was completed for the tailing storage facility, Portal 2 waste dump, and the Lower Platform excavation.
  Mine Development – Over the quarter, over 1,270 meters were developed underground, totaling nearly 4,500 meters.
  Upper Platform Plant Site – Surface mill and infrastructure construction is 88% complete and progressing on schedule. Concrete work and structural steel erection are 100% complete.
    Primary Crusher – Structural and mechanical construction is complete on the conveyor and apron feeder support steel, and the apron feeder was placed in position. Conveyors are belted, and belts vulcanized. Cabling and terminations are ongoing.
    Coarse Ore Stockpile and Reclaim ("COS") Tunnel – SAG Feed Conveyor and belt were installed. Piping, electrical, and instrumentation are ongoing.
    Grinding – SAG and ball mill are installed. Piping, mechanical, electrical, and instrumentation are ongoing.
    Flotation – Piping, mechanical, electrical, and instrumentation are ongoing. Flotation equipment, including blowers, instruments, and valves, is expected to be procured in early Q3.
    Tailing Thickener – The Tailings thickener is complete and signed off. Some steel modifications, such as piping, mechanical, electrical, and instrumentation, are ongoing. Procurement monitoring of some equipment (tanks), instruments, and valves is ongoing.
  Lower Facilities Platform and Tailing Storage Facility – Excavation for the tailing storage facility embankment key trench was over 95% complete, and the Lower Platform area was nearly 50% complete. Concrete work on the lower platform is scheduled to start in early Q3.
  Procurement – Bulk materials purchase orders have been released, and lead times are aligned with the current schedule. The Procurement team has focused on critical path purchases, such as electrical components and transfer chutes, and reducing bulk material lead times to increase schedule float.
  Onsite Personnel – At the end of Q2, the workforce increased to over 190 Endeavour employees and over 700 contractor workers.
  Community Relations – Local community support continues to be a major commitment. A plant-operator training program for local community members has been established. The Company is also preparing a comprehensive training and support services plan for groups and individuals seeking to form businesses that can provide local goods and services.
  Environmental – Environmental and social impact assessment initiatives continue and will be presented in early Q3 (July 2024), with a 3-month delay compared to the schedule outlined under the Equator Principles requirements for project loan financing.

Next Steps and Planning

The Terronera Project remains on track for commissioning in Q4 2024.

For Q3 2024, surface construction will continue to focus on mechanical, piping, and electrical installations. Completing the Lower Platform excavation is anticipated to be no later than mid-Q3 2024. Concrete work for the tailing and concentrate filtration areas is expected to begin in early Q3 2024, with the LNG and power generation areas to follow. The Company anticipates commissioning using temporary power with the LNG and power generation to be operational subsequent to commissioning. The temporary power has been planned and is expected to be available for Q4. Concentrate and tailing filtration structural, mechanical, and electrical installations will commence as concrete work is completed.

Mine development in Portals 1, 2, and 4 declines will continue, with a test long-hole stop being developed in Q3 2024. Initial long-hole production is planned for early Q4, followed by cut-and-fill mining; ore will be stockpiled for mill ramp-up. At La Luz, development activities are anticipated to begin in Q3, with the portal being constructed and the ramp to ore access being advanced in Q4.

The critical path remains the TSF, Lower Platform construction, and the advancing underground mine.

Visit www.terronera.com, our dedicated project website, to stay informed on the ongoing development at Terronera. Explore updates, learn about our commitment to environmental stewardship, and discover the positive impacts on local communities.

About Endeavour Silver: Endeavour is a mid-tier precious metals company committed to sustainable and responsible mining practices. With operations in Mexico and the development of the new cornerstone mine in Jalisco State, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile, and the United States, which has helped it achieve its goal of becoming a premier senior silver producer.

Contact Information

Allison Pettit, Director of Investor Relations
Tel: (604) 640 4804
Email: apettit@edrsilver.com
Website: www.edrsilver.com

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Footnote:

  Financial figures are based on a preliminary estimate. Final unaudited figures will be released with the Q2 2024 financial statements on August 1, 2024.
  Project commitments include total project expenditures.

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera Project, including capital cost estimates, the anticipated timing of the project construction, Terronera's forecasted operations, costs and expenditures, and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update forward-looking statements or information other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties, and other factors that may cause Endeavor's actual results, level of activity, production levels, performance, or achievements, and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on mine economics; national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; satisfaction of conditions precedent to drawdown under the project loan debt facility; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and US dollar); and challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities forecasted Terronera mine economics as of 2024, mining operations will operate, and the mining products will be completed under management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, other factors may cause results to be materially different from those anticipated, described, estimated, assessed, or intended. There can be no assurance that any forward-looking statements or information will be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.